

PRESS RELEASE

METALLICA RESOURCES INC

Press Release No. 05-15

METALLICA RESOURCES ANNOUNCES THIRD QUARTER RESULTS

November 4, 2005, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report its third quarter financial results. All figures are in United States dollars unless otherwise noted. Complete quarterly results are available on SEDAR, EDGAR and on the Company's website at www.metal-res.com.

Selected Financial Data (unaudited)

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
Net income (loss)	$ 9,663,769	$ 1,649,917	$ 7,943,596	$ (213,971)
Basic and diluted net income per share	0.12	0.02	0.10	--
Cash flows from (used in) operating activities	7,774,733	(641,058)	7,335,403	(1,566,110)
Cash flows from (used in) investing activities	(974,486)	(1,799,622)	(4,191,193)	(17,458,632)
Cash flows from (used in) financing activities	210,562	--	347,318	(5,548,355)
Foreign exchange gain on foreign cash held	1,575,491	1,851,729	892,471	368,577
Increase (decrease) in cash and cash equivalents	$ 8,586,300	$ (588,951)	$ 4,383,999	$ (24,204,520)

	September 30, 2005	December 31, 2004
Current assets:		
Cash	$ 46,232,985	$ 41,848,986
Value-added tax and other current assets	720,539	640,244
Total current assets	46,953,524	42,489,230
Mineral properties and deferred expenditures	51,911,465	47,355,378
Property, plant and equipment, and other assets	467,839	448,492
Total assets	$ 99,332,828	$ 90,293,100
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,075,747	$ 738,384
Asset retirement obligation	217,995	203,818
Total liabilities	1,293,742	942,202
Shareholders' equity:		
Share capital	108,024,724	107,661,917
Contributed surplus	1,484,464	--
Warrants	5,889,375	7,373,839
Stock options	1,424,941	1,043,156
Deficit	(18,784,418)	(26,728,014)
Total shareholders' equity	98,039,086	89,350,898
Total liabilities and shareholders' equity	$ 99,332,828	$ 90,293,100

The Company reported net income of $9.66 million ($0.12 per share) for the three months ended September 30, 2005 as compared to net income of $1.65 million ($0.02 per share) for the three months ended September 30, 2004. The increase in net income of $8.01 million in the current period is primarily due to an increase in income from option payments of $8.25 million which results from a $10.0 million payment from Falconbridge Limited in order for it to earn a 70% interest in the El Morro project.

The Company reported net income of $7.94 million ($0.10 per share) for the nine months ended September 30, 2005 as compared to a loss of $0.21 million ($0.00 per share) for the nine months ended September 30, 2004. The increase in net income of $8.15 million in the current period is again primarily due to an increase in income from option payments of $8.05 million resulting from the $10.0 million payment from Falconbridge.

The Company's cash and cash equivalents increased by $8.59 million for the three months ended September 30, 2005 as compared to a decrease in cash and cash equivalents of $0.59 million for the three months ended September 30, 2004. The $9.18 million increase in 2005 cash inflows is primarily due to the aforementioned $10.0 million payment from Falconbridge, an increase in expenditures on development and exploration projects of $0.76 million, principally the Cerro San Pedro and Rio Figueroa projects, and a decrease in foreign exchange gains of $0.28 million.

The Company's cash and cash equivalents increased by $4.38 million for the nine months ended September 30, 2005 as compared to a decrease in cash and cash equivalents of $24.20 million for the nine months ended September 30, 2004. The $28.58 million increase in 2005 cash inflows primarily results from the aforementioned $10.0 million payment from Falconbridge in the current period, payments to acquire the Company's former joint venture partner's 50% interest in the Cerro San Pedro project and a related royalty totaling $13.25 million in the preceding period versus nil in the current period, and a decrease in expenditures on exploration and development projects in the current period of $4.19 million, due principally to the suspension of construction activities at the Cerro San Pedro project in June 2004.

The Company had working capital of $45.88 million at September 30, 2005 as compared to working capital of $41.75 million at December 31, 2004. The $4.13 million increase in working capital primarily results from the $10.0 million payment from Falconbridge in the current period, which was partially offset by additions to mineral properties and deferred expenditures on the Company's exploration and development projects, principally the Cerro San Pedro and Rio Figueroa projects, totaling $6.21 million.

The Company received the 2005 annual explosives permit for its Cerro San Pedro project in September 2005. The 2005 permit restricts the use of explosives to land owned by the Company, which includes the leach pad and processing area. The use of explosives on land communally owned by the ejido of Cerro de San Pedro, which includes the pit area and the access road to the pit, is prohibited pending the outcome of a final appeal to a lawsuit filed by an ejido member against the Mexican military to prohibit it from issuing the permit. While the Company awaits the outcome of the appeal, construction activity will commence with earthworks and pad preparation in the processing area, along with clearing and building access roads in the pit area where blasting is not required.

In August 2004, the Company received notification that a Mexican Federal Court issued a ruling which nullified the Company's Manifestacion de Impacto Ambiental ("MIA") for its Cerro San Pedro project. The MIA is the Mexican equivalent of an Environmental Impact Statement in the United States. The Federal Court concluded that the MIA had violated various environmental and other laws. In August 2005, a Mexican Appeals Court revoked the August 2004 MIA nullification ruling. The Appeals Court has sent the case to an Administrative and Fiscal Court for further review. It is anticipated that the Administrative and Fiscal Court will require the federal agency that issued the MIA to amend the MIA in order for it to conform with current environmental laws.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 83.2 million shares outstanding, approximately $46 million in cash and cash equivalents, and no debt. For further details on Metallica Resources, please visit the Company's website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.